UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 10 May, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
(“the Company”)

OPENING REMARKS BY THE CHAIR OF THE BOARD AND THE CHAIR OF THE SOCIAL &
ETHICS COMMITTEE AT THE ANNUAL GENERAL MEETING OF MEMBERS OF GOLD FIELDS

9 MAY 2013 AT 09:00

As you are aware, I’ve been at the helm of this company for just under three months, although I have been on the Board for many more years.

To say that the last year, and the last few months in particular, have been eventful is an understatement. Starting with the tragic fire that claimed the loss of five of our colleagues in June last year, through the strike at our South African mines late last year, the unbundling of Sibanye Gold and, most recently, the collapse in the gold price from more than US$1,600 to US$1,450 an ounce – this certainly has been a challenging environment in which to operate.

Given this testing environment I am even more appreciative of the dedication and commitment shown by my fellow directors, the management and our employees.

Good companies distinguish themselves by continuously adjusting to the ever changing social and economic environment and, to some extent, anticipating challenges ahead of time.

Gold Fields certainly hasn’t survived for 125 years by remaining static and inflexible.

The message that I want to give our stakeholders today is that:

·          Gold Fields strives to be a globally competitive company operating from a strong South African base and, being one of that small but influential group of companies from this country that have made their mark on the global stage;

·          This will enable us to create shared value for all of our stakeholders in a sustainable manner, recognising their expectations of us and speaking to their needs; and

·          We aim to do that by being innovative in our approach to mining, our approach to all of our stakeholders, and addressing the many technical, social and financial challenges that we face along this journey.

With those three themes in mind, the management team under the leadership of our CEO, Nick
Holland, early in 2012 started research into why gold mining companies, including Gold Fields, have failed to capture the decade-long gold bull market in their share prices.

The results of this innovative work on the industry were first presented by Mr Holland in his groundbreaking presentation to the Melbourne Mining Club in Australia in July 2012, which is available on our website.

In that presentation he first proposed that, if we were to be successful in creating shared value for all of our stakeholders, we needed a fundamental recalibration of our business model to focus on cash generation and not “ounces-for-ounces” sake.

As a result, during the second half of 2012, Gold Fields engaged in a comprehensive review of its portfolio – both producing mines and growth projects – to “give teeth” to the principles put forward in the presentation.

The key outcomes of this review have fundamentally changed the structure of Gold Fields and the way in which it operates. It led the company to slim down its corporate and regional structures, to trim its exploration expenditure, and to stop mining marginal ounces.

In other words, positioning Gold Fields for success and, fortuitously, for the lower gold price that we now experience.

The portfolio review also culminated in possibly the most significant innovation of all - the unbundling of Sibanye Gold earlier this year.

In my view this was a landmark development and has allowed both companies to refocus and dedicate their management efforts, resources and strategies on their unique opportunities:

·
On the one hand, Sibanye Gold with its significant cash generation capability which will enable them to pay good dividends and help to extend the productive lives of their more mature South
African mines, Kloof, Driefontein and Beatrix. These mines are characterised by the traditional methods of deep, hard rock mining, for which South Africa has become famous the world over;
and

·
On the other hand, Gold Fields Limited, which is focussed on assets where mechanised mining methods are being used. In fact, the crown jewel of Gold Fields is the developing South Deep
Gold mine, which is about 50 km from here. This is a fully mechanised mine where innovation and ground-breaking new approaches to mining is the order of the day. We have committed more than R36 billion to this project and we will be mining there for at least another 50 years.

Despite the current slump in the gold price, and the challenges which that brings, we are very optimistic about the future of gold and of our company.

We believe that gold remains a very relevant commodity and, with the changes that we have made to our strategy, our operating model and our structures, that we are now well positioned to benefit from the upturn when it again arrives.

With that in mind we have made four overarching commitments to our stakeholders.
Our first commitment is for Gold Fields to be a safe, winning productive team, where our values of safety, honesty and respect is reflected in the way in which each one of our people work and relate to each other. This extends in particular to our unions who are core partners in our business. I am particularly pleased to report to you that, in this spirit we have in October last year reached a ground-
breaking and innovative agreement with the National Union of Mineworkers at South Deep on a new
operating model for that mine.

Our second commitment is for your company to be the most trusted and valued mining partner wherever we operate. We want the respect of our communities and all of our stakeholders and we want them to share in the value that we create.

Our third commitment is for Gold Fields to have a quality portfolio of productive mines and exploration and development assets that will enable us to sustain our commitment to the creation of shared value for all stakeholders now and into the future.

And finally, our fourth commitment is to provide all of our stakeholders with a superior return on gold.

While these may sound like lofty ideals, they are our commitments to our stakeholders.

During 2012, Gold Fields received external recognition for a number of its initiatives. I just want to list a few of them. They are, amongst others:

·
Third place among global mining companies in the 2012 Dow Jones Sustainability Index
(DJSI), making Gold Fields the top-ranked South African-listed mining company
·
Ranked second in the JSE Top 100 Carbon Disclosure Leadership Index
·
Inclusion in the JSE’s Socially Responsible Investment Index, for the eighth year in succession
·
Inclusion in the (unranked) top 10 in Ernst & Young’s first-ever Excellence in Integrated
Reporting awards
·
Global Reporting Initiative A+ compliance for our 2012 Integrated Annual Report
·
Achievement of advanced-level reporting under the UN Global Compact

And before you start pointing them out to me, I can assure you that we are acutely aware of our shortcomings. We know that we have work to do and that we have big challenges in virtually every country where we operate.

My message to you is that we have made these commitments and that through hard work and innovation; we aim to deliver on each of them.

With this brief overview let us proceed to the business of the meeting.

Remarks by the Chair of the Social and Ethics Committee, Mr Roberto Dañino

Dear Shareholders. I am pleased to report that the Social & Ethics Committee conducted its first full year of operation during 2012 with a strong mandate to ensure that Gold Fields meets its governance, ethical and social commitments.

As such we ensure, amongst other things that:

·
Gold Fields adequately embeds the 10 Principles on Sustainable Development of the
International Council on Mining & Metals and the 10 Principles of the UN Global Compact
·
Gold Fields upholds the goals of the Organisation of the Economic Cooperation and
Development (OECD) recommendations regarding corruption
·
Gold Fields complies with the South African Employment Equity Act and other black economic empowerment (BEE) regulation
·
Gold Fields practices labour policies that comply with the International Labour Organisation
(ILO) protocols on decent work and working conditions

Finally, as you may be aware as a result of our SENS release on 13 March 2013, following on from a press report in October of last year, the Board is engaged in an examination regarding the South Deep
BEE transaction concluded in 2010.

As indicated, the Board retained an independent United States law firm, Paul Weiss Rifkind Wharton and Garrison (Paul Weiss), to assist in that examination and to conduct an investigation into certain matters related to the BEE transaction.

The Board has been updated by Paul Weiss throughout the process and they spent some time with us earlier this week giving us their report on their inquiry. The Board believes that further work needs to be done which it believes to be important to the full consideration of the matter.

The Board looks forward to the point where it can conclude its deliberations.

However, until such time, it would be inappropriate for us to provide any specific details or comment further.

You can be assured that, whatever the outcome of the Board's examination, it will act in the best interest of the Company and you, our shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 10 May, 2013
By:        /s/ Nicholas J. Holland
Name:     Nicholas J. Holland
Title:       Chief Executive Officer